December 28, 2006

Via Facsimile (305.579.9724) and U.S. Mail
Glenn L. Halpryn
Orthodontix, Inc.
1428 Brickell Avenue, Suite 105
Miami, FL 33131

      RE: Orthodontix, Inc.
               Schedule 14F-1 filed on December 18, 2006
               File No. 005-50118

Dear Mr. Halpryn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 2

1. Please amend your disclosure to describe the corporate action taken to approve the Merger, reverse stock split and related transactions. For example, was a vote taken or were written consents or authorizations collected if no meeting was held? Please provide us with your analysis of your corporate action taken and the relevant Florida state law and proxy rules of the Securities Exchange Act of 1934. Please see Section 14(a) of the Securities Exchange Act of 1934 and Rules 14a-3 and Rule 14c-2 of Regulation 14A. In this regard, tell us why a Schedule 14C was not filed in connection with the Merger?

Corporate Governance and Independent Directors, page 17

2. We note that you have no standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. Please identify each director who participates in the consideration of director nominees. See Item 7(d)(2)(i) of Schedule 14A.

3. Please provide the information regarding the registrant's director nomination process required by Item 7(d)(2)(ii). Please note that the information regarding the registrant's director nomination process required by Item 7(d)(2)(ii), is required not only for nominating committees and committees performing similar functions, but also for groups of directors fulfilling the role of a nominating committee, including the entire board of directors. See Instruction to paragraph (d)(2)(ii) of Item 7 of Schedule 14A.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers and Acquisitions